Exhibit 99.6

May 17, 2016

VIA SEDAR

TO:

BC Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs/Mesdames:

Re:

VANC Pharmaceuticals Inc. (the “Company”) – Notice of Change of Auditor

Under National Instrument 51-102, we advise that the Company’s auditor, Smythe LLP, Chartered Accountants (the “former auditor”), has resigned and that the Company appointed Adam Sung Kim Ltd., Chartered Professional Accountant (the “successor auditor”), effective May 17, 2016.

Please find enclosed the following:

1.

Notice of Change of Auditor dated May 12, 2016 (the “Notice”), a copy of which has been delivered to each of the former and successor auditor;

2.

Letter from the former auditor dated May 12, 2016, a copy of which has been delivered to the successor auditor; and

3.

Letter from the successor auditor dated May 12, 2016, a copy of which has been delivered to the former auditor.

We confirm that the Company’s Board of Directors has reviewed the Notice, the letter from the former auditor, and the letter from the successor auditor.

Yours truly,

VANC PHARMACEUTICALS INC.

SIGNED:  “Eugene Beukman”

Eugene Beukman

Director